FORM 8-A/A
                           (Amendment No. 1)

                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

           FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

                PURSUANT TO SECTION 12(b) OR (g) OF THE

                    SECURITIES EXCHANGE ACT OF 1934

                           Baldor Electric Company
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         (Exact name of registrant as specified in its charter)

     Missouri                                           43-0168840
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(State of incorporation                               (I.R.S. Employer
or organization)                                    Identification No.)


5711 R.S. Boreham Jr St,  Fort Smith, Arkansas                 72902
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(Address of principal executive offices)                  (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class                     Name of each exchange on which
to be so registered                     each class is to be registered

Common Stock Purchase Rights             New York Stock Exchange
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          If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

          If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

Securities to be registered pursuant to Section 12(g) of the Act:

                                                 None
                                           ----------------
                                           (Title of Class)
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Item 1.  Description of Registrant's Securities to be Registered.
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          At a meeting held on February 5, 1996, the Board of Directors of Baldor Electric Company, a Missouri corporation (the "Company"), approved Amendment No. 1 (the "Amendment") to the Rights Agreement dated as of May 6, 1988, between the Company and Wachovia Bank of North Carolina, N.A. (formerly chartered under the name "Wachovia Bank and Trust Company, N.A."), as Rights Agent (the "Rights Agent") (the "Rights Agreement"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Rights Agreement. The Amendment amends and changes the provisions of Sections 7(a) and 7(b) of the Rights Agreement so that (i) the expiration date is changed from May 25, 1998 to May 25, 2008; and (ii) the Purchase Price is changed from $75.00 to $120.00. The Amendment also amends and changes the provisions of Section 9(a) of the Rights Agreement so that the Company no longer needs to reserve any Common Stock for issuance pursuant to the Rights Agreement until the Rights become exercisable. All of the above-mentioned changes are to be effective as February 5, 1996. A copy of the Amendment is filed as Exhibit 2 hereto and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the Amendment.

          Pursuant to Rule 12b-15 promulgated under the Securities and Exchange Act of 1934, the following sets forth the complete text of "Item 1. Description of the Registrant's Securities to be Registered," of the Company's Form 8-A as filed with the Securities and Exchange Commission on May 16, 1988, as amended by this Form 8-A/A.

          On May 6, 1988, the Board of Directors of Baldor Electric Company (the "Company") declared a dividend distribution of one Right for each outstanding share of common stock, $.10 par value (the "Common Stock"), of the Company to shareholders of record at the close of business on May 25, 1988 (the "Record Date"). Except as set forth below, each Right, when exercisable, entitles the registered holder to purchase from the Company one share of Common Stock, at a price of $120.00 per share (the "Exercise Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Wachovia Bank and Trust Company, N.A., as Rights Agent.

          Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Right certificates will be distributed. Until the earlier to occur of (i) a public announcement that, without the prior consent of the Company, a person or group of affiliated or associated persons (an "Acquiring Person") has acquired or obtained the right to acquire beneficial ownership of 20% or more of the outstanding Common Stock of the Company (the "Stock Acquisition Date") or (ii) ten days (unless such date is extended by the Board of Directors) following the commencement of (or a

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public announcement of an intention to make) a tender offer or exchange offer which would result in any person or group and related persons becoming an Acquiring Person, without the prior consent of the Company (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Stock certificates outstanding as of the Record Date, by such Common Stock certificate together with this Summary of Rights. A person shall not be deemed to be an Acquiring Person, and therefore the Right Certificates will not be distributed, if the person represents to the Company that:
(i) the person did not intend to beneficially own 20% or more of the Company's Common Stock; (ii) the person intends to sell, within five (5) business days, enough shares so he will beneficially own less than 20% of the Company's Common Stock; and, (iii) such person in fact sells such shares to an unaffiliated party or parties and someone other than the Company. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with Common Stock certificates. From as soon as practicable after the Record Date and until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of the Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date (with or without this Summary of Rights attached) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date, and the separate Rights Certificates alone will evidence the Rights.

          The Rights are not exercisable until the Distribution Date. The Rights will expire on the earliest of (i) May 25, 2008, (ii) upon consummation of a merger transaction with a person or group who acquired Common Stock pursuant to a Permitted Offer (as defined below), and is offering in the merger the same price per share and form of consideration paid in the Permitted Offer, and (iii) upon redemption by the Company as described below.

          The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for Common Stock, certain convertible securities or securities having the same or more favorable rights, privileges and preferences as the Common Stock at less than the current market price of the Common Stock or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends out

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of earnings or retained earnings) or of subscription rights or warrants
(other than those referred to above).

          In the event that, after the Stock Acquisition Date, the Company is involved in a merger or other business combination transaction in which the Common Stock is exchanged or changed, or 50% or more of the Company's assets or earning power are sold (in one transaction or a series of transactions), proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Exercise Price of the Right, that number of shares of common stock of the acquiring company (or, in the event there is more than one acquiring company, the acquiring company receiving the greatest portion of the assets or earning power transferred) which at the time of such transaction would have a market value of two times the Exercise Price of the Right (such right being called the "Merger Right").

          In the event that a person becomes the beneficial owner of 20% or more of the then outstanding shares of Common Stock of the Company
(unless pursuant to a tender or exchange offer for all outstanding shares of Common Stock at a price and on terms, which in the opinion of a majority of the independent directors is fair to and in the best interests of the Company and its shareholders (a "Permitted Offer")), proper provision shall be made so that each holder of a Right will for a 60 day period thereafter have the right to receive upon exercise that number of shares of Common Stock having a market value of two times the Exercise Price of the Right, subject to the availability of a sufficient number of authorized but unissued shares (such right being called the "Subscription Right"). The 60 day subscription period may be increased or decreased by the Board of Directors. The holder of a Right will continue to have the Merger Right whether or not such holder exercises the Subscription Right.

          Upon the occurrence of any of the events giving rise to the exercisability of the Subscription Right or the Merger Right, any Rights that are or were at any time owned by an Acquiring Person engaging in any of such transactions or receiving the benefits thereof on or after the time the Acquiring Person becomes such shall become void insofar as they relate to the Subscription Right or the Merger Right.

          With certain exceptions, no adjustments in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in such Exercise Price. No fractions of shares will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Common Stock on the last trading date prior to the date of exercise.

          At any time prior to the earlier to occur of (i) the Stock Acquisition Date or (ii) the expiration of the Rights, the Company may redeem the Rights in whole, but not in part, at a price of $.05 per Right (the "Redemption Price"), which redemption shall be effective upon

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the action of the Board of Directors.  Additionally, after the Stock
Acquisition Date the Company may redeem the then outstanding Rights in whole, but not in part, at the Redemption Price provided that: (i) such redemption is incidental to a merger or other business combination transaction or series of transactions involving the Company but not involving an Acquiring Person or any person who was an Acquiring Person,
(ii) such redemption is prior to commencement of the period during which the Subscription Right may be exercised (the "Subscription Period") and the Acquiring Person reduces his ownership to less than 5% in transactions not involving the Company and there is no other Acquiring Person, or (iii) such redemption is following expiration of the Subscription Period and for as long as an Acquiring Person beneficially owns securities representing less than 20% of the Company's Common Stock. The redemption of Rights described in the preceding sentence shall be effective only as of such time when the Subscription Right is not exercisable, and in any event, only after 10 business days prior notice. Upon the effective date of the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

          Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

          The form of Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes as Exhibits the form of Rights Certificate and the form of Summary of Rights, as amended by Amendment No. 1, is incorporated by reference to Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 and to Exhibit No. 2 to this Form 8-A/A, and the foregoing description of the Rights is qualified by reference to such Rights Agreement as amended by Amendment No. 1.

Item 2.  Exhibits.
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          1.   Rights Agreement, dated as of May 6, 1988, between Baldor
Electric Company, a Missouri corporation, and Wachovia Bank of North Carolina, N.A. (formerly chartered under the name "Wachovia Bank and Trust Company, N.A.") a national banking association, as Rights Agent (the "Rights Agreement"), which includes as Exhibit A thereto, the form of Rights Certificate and as Exhibit B thereto, the Summary of Rights to Purchase Common Stock. The Rights Agreement was originally filed as
Exhibit 1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on May 16, 1988, and was subsequently refiled on March 30, 1995 as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 ("Fiscal 1994 10-K").

          2.   Amendment No. 1 to the Rights Agreement dated as of
February 5, 1996.

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                           SIGNATURE


          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment on Form 8-A/A to its Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                        Baldor Electric Company
                                        (Registrant)


Date:   March 21, 1996         By: /s/ Lloyd G. Davis
                                  -----------------------------------
                                  Lloyd G. Davis
                                  Chief Financial Officer




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                         EXHIBIT INDEX



Exhibit No.          Description
-----------          -----------

    1 Rights Agreement, dated as of May 6, 1988, between Baldor Electric Company, a Missouri corporation, and Wachovia Bank of North Carolina, N.A. (formerly chartered under the name "Wachovia Bank and Trust Company, N.A."), as Rights Agent (the "Rights Agreement"), which includes, as Exhibit A thereto, the form of Rights Certificate and as Exhibit B thereto, the Summary of Rights to Purchase Common Stock. This document was filed as Exhibit 1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on May 16, 1988 and was subsequently refiled with the SEC on March 30, 1995 as Exhibit 4(i) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1994 ("Fiscal 1994 10-K"). The aforementioned document is incorporated herein by reference to Exhibit 4(i) of the Fiscal 1994 10-K.

     2                Amendment No. 1 to the Rights Agreement dated as of
                      February 5, 1996.




















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